UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

JOHN PARISELLA

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ, JR.	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 (“Annual Report”) as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

	Exhibit (1.1):	Terms Agreement dated June 23, 2011 between Hydro-Québec, Québec and Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., National Bank Financial Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named therein, with Hydro-Québec Underwriting Agreement Standard Provisions dated June 23, 2011, attached thereto.

	Exhibit (4.1):	Fiscal Agency Agreement, dated as of June 30, 2011, among Hydro-Québec, Québec, Deutsche Bank Trust Company Americas, as fiscal agent, registrar, transfer agent and principal paying agent and Deutsche Bank AG, London Branch, as London paying agent and London transfer agent, with form of Global Note attached thereto.

	Exhibit (5.1):	Opinion and consent of Miller Thomson LLP, Québec and Canadian counsel to Hydro-Québec;

	Exhibit (5.2):	Consent of Norton Rose OR LLP, Canadian counsel to the Underwriters;

	Exhibit (5.3):	Consent of Sullivan & Cromwell LLP, special United States tax counsel to Hydro-Québec; and

	Exhibit (99.3):	Itemized list of expenses incurred or to be incurred or borne by or for the account of Hydro-Québec or properly charged thereto.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/S/JEAN-HUGUES LAFLEUR
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Vice President, Financing, Treasury and Pension Fund

Date: June 30, 2011